BB

SECURITIES AND EXCHANGE COMMISSION

04004141

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053549

FEB 26 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Island Trader Securities, INC.

FN R. Nickles & Company Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2030 Main Street Suite 1300
(No. and Street)

Irvine (City) California (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nickles (714) 283-7131
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nickles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Nickles & Company Securities, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed and sworn (or affirmed) to before me this 20th day of February, 2004

[signature]
Notary Public

[signature]
Signature

President
Title

BLANCA BAKER
COMM. #1388812
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 6, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
R. Nickles & Company Securities

I have audited the accompanying statement of financial condition of R. Nickles & Company Securities as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of R. Nickles & Company Securities as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 29, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

R. Nickles & Company Securities
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	6,283
Receivable from broker-dealer		303
Note receivable, collateralized		6,000
Total assets	$	12,586

Liabilities and Stockholder's equity

Liabilities		
Accounts payable	$	2,977
Income taxes payable		800
Total liabilities		3,777
Stockholder's equity		
Common stock, no par value, 75,000 shares authorized and 10,000 shares outstanding		19,553
Accumulated deficit		(10,744)
Total stockholder's equity		8,809
Total liabilities and stockholder's equity	$	12,586

The accompanying notes are an integral part of these financial statements.

R. Nickles & Company Securities
Statement of Income
For the year ended December 31, 2003

Revenue	
Commissions	$ 39,602
Interest income	35
Total revenue	39,637
Expenses	
Management fees	36,814
Other operating expenses	681
Total expenses	37,495
Income (loss) before taxes	2,142
Income tax provision	800
Net income (loss)	$ 1,342

The accompanying notes are an integral part of these financial statements.

R. Nickles & Company Securities
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2003

	Common Stock	Accumulated Deficit	Total
Balance, January 1, 2003	$ 19,553	$ (12,086)	$ 7,467
Net income (loss)	–	1,342	1,342
Balance, December 31, 2003	$ 19,553	$ (10,744)	$ 8,809

The accompanying notes are an integral part of these financial statements.

R. Nickles & Company Securities
Statement of Changes in Cash Flow
For the year ended December 31, 2003

Cash flows from operating activities:		
Net income (loss)		$ 1,342
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Receivable from broker-dealer	$ 917	
(Decrease) increase in:		
Accounts payable	2,977	
Income taxes payable	800	
Total adjustments		4,694
Net cash and cash equivalents provided by operating activities		6,036
Cash flows from investing activities:		–
Cash flows from financing activities:		
Issuance of note receivable	(6,000)	
Net cash and cash equivalents used in financing activities		(6,000)
Net increase in cash and cash equivalents		36
Cash and cash equivalents at beginning of year		6,247
Cash and cash equivalents at end of year		$ 6,283

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Income taxes	$ –
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

R. Nickles & Company Securities (the "Company") was formed as a California corporation on April 15, 2002, and operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company primarily sells mutual funds, variable annuities and life insurance. The Company has a small number of clients, with no one client contributing an undue concentration of risk. The majority of clients are in Southern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 2: INCOME TAXES

The income tax provision for the year ended December 31, 2003 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2003, an unused operating loss carry-forward, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $1,611, that expires in 2022.

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: NOTE RECEIVABLE, COLLATERALIZED

This note receivable for $6,000 was issued to the Company's sole stockholder. The note is due December 17, 2004 and bears an interest rate of 6%. The note is secured by collateral, valued net of haircuts at $6,081. The collateral securing the note is as follows:

Description	Fair Market Value	Value Net of Haircuts
Corporate stocks	$ 2,435	$ 2,069
Money market fund	4,094	4,012
Total	$ 6,529	$ 6,081

Note 4: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with another company. This is a company wholly owned by the sole stockholder. These companies are party to a management agreement, whereby the related company provides office space, furniture and equipment, management services, and pays certain operating expenses on behalf of the Company. The Company is charged a management fee for these benefits. For the year ended December 31, 2003, the Company paid $36,814 in management fees. No amounts were due under this agreement as of December 31, 2003.

Note 5: COMMITMENTS AND CONTINGENCIES

On November 18, 2003, the Company's board of directors change the Company's name to Island Securities, Inc., and filed an amendment to the Company's articles of incorporation with the State of California. However, as of the date of this report the Company has not yet received a certificate of amendment from the State of California affirming the name change.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within it scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2003, the Company's net capital of $8,684 exceeded the minimum net capital requirement by $3,684; and the Company's ratio of aggregate indebtedness ($3,777) to net capital was 0.43 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

R. Nickles & Company Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital:		
Stockholder's equity		
Common stock	$ 19,553	
Accumulated deficit	(10,744)	
Total stockholder's equity		$ 8,809
Less: Non allowable assets		–
Net capital before haircuts		8,809
Less: Haircuts and undue concentration		
Haircuts on money market accounts	(125)	
Total Haircuts		(125)
Net Capital		8,684
Computation of net capital requirements:		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 252	
Minimum dollar net capital required	$ 5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 3,684
Ratio of aggregate indebtedness to net capital	0.43: 1	

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

See independent auditor's report.

R. Nickles & Company Securities
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirements is not applicable to R. Nickles & Company Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

R. Nickles & Company Securities
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to R. Nickles & Company Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

R. Nickles & Company Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
R. Nickles & Company Securities

In planning and performing my audit of the financial statements and supplemental schedules of R. Nickles & Company Securities for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by R. Nickles & Company Securities including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 29, 2004